Tidal Trust III

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

February 13, 2025

VIA EDGAR TRANSMISSION

Karen Rossotto

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust III (the “Trust”)

Post-Effective Amendment No. 81 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 811-23312; 333-221764

Dear Ms. Rossotto:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on January 30, 2025, with respect to the Registration Statement and the Trust’s proposed new series, the Intech S&P Large Cap Diversified Alpha ETF and Intech S&P Small-Mid Cap Diversified Alpha ETF (each a “Fund,” together the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

General

1.	The Staff notes that the sub-adviser’s name is prominently featured in each Fund’s name. Please confirm supplementally whether the Funds intend to rely on a manager of managers exemptive relief.

Response: The Trust responds supplementally by confirming that the Funds do not intend to rely on a manager of managers exemptive relief.

Prospectus

2.	In each Fund’s Principal Investment Strategies section, clarify and revise the first paragraph in plain English. For example, what does improved risk and return diversification mean? Also, disclose here what the Fund is investing in on a principal basis, e.g., common stocks. Also, please provide a typical time frame for the rebalances referenced in this paragraph.

Response: The Trust responds by revising the referenced disclosure as provided to the Staff under separate cover.

3.	Given how concentrated the returns of the S&P 500 have been recently, please ensure your risk factor disclosure discusses the risk of underperformance as a result of each Fund’s diversified status.

Response: The Trust responds by adding the following risk factor for each Fund:

Index Concentration Risk. To the extent that the Index becomes concentrated in a few large issuers, the Fund may be unable to achieve similar weights in these positions due to its status as a diversified fund. This could impact the Fund’s ability to achieve its investment objective.

4.	In each Fund’s Principal Investment Strategies section, it states that “diversification” refers to the Fund’s approach to seeking to balance risk and return contributions across holdings. What is the balance the Fund is seeking to achieve? Please elaborate on this as it appears to be the goal of the Fund’s strategy.

Response: The Trust responds by revising the referenced disclosure as provided to the Staff under separate cover.

5.	In general, please disclose each Fund’s strategy in plain English. For example, what is each Fund seeking to achieve and how does it do it? Further, each Fund has “Alpha” in its name but seeks returns similar to the Index. Please disclose what Alpha is and how the Fund seeks to achieve it. Also, If the Fund seeks returns similar to the Index, why is the Fund a desirable investment over an index fund? Also, what specifically is the purpose of the risk return profile and target weight, which is how the Fund is rebalancing.

Response: The Trust responds by revising the referenced disclosure as provided to the Staff under separate cover.

6.	In each Fund’s Principal Investment Strategies section, where it discusses “the potential to capture additional returns through systematic adjustments,” please revise to explain how additional returns are captured through the Fund’s rebalancing.

Response: The Trust responds by revising the referenced disclosure as provided to the Staff under separate cover.

7.	In each Fund’s Principal Investment Strategies section, it states that the Fund will have high portfolio turnover. Does each Fund account for these costs with respect to its goal of comparable or improved performance versus its Index?

Response: The Trust responds supplementally by directing the Staff to existing disclosure that states, “[t]his turnover rate reflects the periodic rebalancing required to maintain the Fund’s intended risk and return profile and target weights, rather than a complete change in portfolio,” which the Trust believes is responsive to this comment. Accordingly, the Trust respectfully declines to make additional revisions in response to this comment.

8.	Each Fund is actively managed, and it constructs and rebalances its portfolio differently than its Index. As such, each Fund appears to operate with freedom to concentrate. This freedom is generally considered prohibited by sections 8(b)(1) and 13(a)(3) of the 1940 Act since there is no stated objective standard (i.e., the Funds do not track indices). Provide an analysis as to why each policy complies these rules, or otherwise revise the policy accordingly.

Response: The Trust responds by removing disclosure indicating a Fund may concentrate in an industry in accordance with its index. Each Fund has also adopted a policy to not concentrate in any industry.

9.	In the S&P Large Cap Diversified Alpha ETF’s (“Large Cap Fund”) “Performance” section, please confirm that the sub-adviser was primarily responsible for managing the predecessor fund during the entire performance period. In addition, how the performance is presented is unclear. Prior performance of the predecessor fund must be adjusted to reflect the maximum sales load of the predecessor fund. Also, the prior performance of the predecessor fund may use either the gross fees and expenses incurred by the predecessor fund (before any waivers/reimbursement) or otherwise make a one-time adjustment for the Large Cap Fund’s gross expenses, if such expenses are higher. Revise accordingly.

Response: The Trust responds supplementally by confirming that the sub-adviser was primarily responsible for managing the predecessor fund during the entire performance period and by directing the Staff to existing disclosure that states, “[t]he Sub-Adviser was either the investment adviser or the sub-adviser for the Predecessor Fund for the entire performance period shown.”

In addition, the Trust responds by making revisions, as provided to the Staff under separate cover, to make clear that the performance is calculated based on the gross fees and expenses of the predecessor fund (before any waivers/reimbursement) and that the predecessor fund did not have a sales load.

10.	In correspondence:
a.	Describe the background of the predecessor fund, including information about why it was created.
b.	State whether the Sub-Adviser believes that the predecessor fund could have complied with subchapter M of the Internal Revenue Code.
c.	Describe whether the predecessor fund made any strategy changes within one year prior to the date the registration statement was filed. If so, explain whether such changes were made in anticipation of conversion to the Large Cap Fund.
d.	Please discuss any variations over the same one-year period in the level of assets of the predecessor fund, for example, through redemptions, transfers to another person or fund, or cash infusions.
e.	If any investors redeemed during the same one-year period, please describe whether they were able to invest in an account or fund with substantially similar strategies as the predecessor fund.
f.	Represent supplementally that the Trust has the records necessary to support the calculation of the performance of the predecessor fund as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response: The Trust responds supplementally as follows:

a.	The Predecessor Fund was formed and launched with the intention of implementing Intech’s U.S. Enhanced Plus equity strategy in a commingled structure to achieve consistent, risk-managed returns for primarily institutional investors. The Predecessor Fund commenced investment operations on March 1, 2004 and was not created with the intention of converting into a registered investment company.
b.	The Sub-Adviser believes that the Predecessor Fund could have complied with subchapter M of the Internal Revenue Code.
c.	The Predecessor Fund did not make any strategy changes during the referenced period.
d.	There were no material variations in the Predecessor Fund’s asset level during the referenced period. There were, however, routine subscriptions and redemptions during this period.
e.	During the referenced period, any redeeming investors were not able to invest in an Intech managed fund or account with substantially similar strategies as the predecessor fund.
f.	The Trust confirms that it has the records necessary to support the calculation of the performance of the Predecessor Fund as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

11.	As the predecessor fund can’t show after tax returns, the Fund may include in the summary section and risk return summary standardized after tax returns for the post registration period only, provided the Fund also includes standardized before tax returns for the post registration period.

Response: The Trust responds supplementally by acknowledging the Staff’s comment.

12.	In the Funds’ Item 9 section, in the section titled “Find Diverse Risk and Return Sources/Correlations,” revise to explain how correlation may reduce concentration risk. Clarify what concentration risks are and how they are reduced.

Response: The Trust responds by revising the referenced disclosure as provided to the Staff under separate cover.

13.	In the Funds’ Item 9 section, in the section titled “Construct a Diversified Portfolio,” revise to explain what idiosyncratic risks are and how they are reduced.

Response: The Trust responds by revising the referenced disclosure as provided to the Staff under separate cover.

14.	In the Funds’ Item 9 section, in the section titled “Rebalance to Stay on Track,” it states that the Funds may deviate from their target weights. Clarify that these target weights are determined by Sub-Adviser.

Response: The Trust responds confirming that the prospectus has been revised to clarify that the Sub-Adviser sets the target weights.

15.	In the Funds’ Item 9 section, with respect to the section titled “Non-Index Securities,” are these determined with qualitative analysis? If so, disclose how the Funds make these determinations.

Response: The Trust responds by revising the referenced disclosure as provided to the Staff under separate cover.

16.	With respect to the “Performance of Similarly Managed Accounts” section:
a.	The name of the composite is similar to the Intech S&P Small-Mid Cap Diversified Alpha ETF’s (‘SMID Fund”) name and may be confusing. Consider revising.
b.	The disclosure mentions the name of the SMID Fund ten times. Please revise to avoid reference to the SMID Fund with respect to the performance presented, so it is not misleading.
c.	It is unclear how performance is calculated. Confirm that the presentation is either net of all actual fees and expenses, including sales loads, related to the accounts in the composite, or adjusted to reflect all of the SMID Fund’s expenses (including sales loads). Choose one or the other.
d.	Represent supplementally that the Trust has the records necessary to support the calculation of the performance of the composite as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.
e.	Performance is less than one year. Please tell us supplementally the assets behind the strategy. Also explain why you believe presenting a new fund with a limited track record and potentially small assets is appropriate and not potentially misleading.

Response: The Trust responds as follows:

a.	The Trust states supplementally that the disclosure correctly identifies the composite by its name, which the Trust considers appropriate. In addition, the composite is then defined as the “Composite” so that the name does not repeat throughout. Accordingly, the Trust respectfully declines to make revisions associated with this comment.

b.	The Trust states supplementally that disclosure necessarily references the Fund to make clear to investors that the performance of the composite does not represent the performance of the Fund. The Trust believes that removing reference to the Fund’s name could be misleading. However, the Trust will revise to define the Fund as the “SMID Fund” within this section.
c.	The Trust states supplementally that performance has been calculated based on the SMID Fund’s expense ratio, which is not subject to a sales load. Revisions have been made to make this clear.
d.	The Trust confirms supplementally that it has the records necessary to support the calculation of the performance of the composite as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.
e.	The Trust states supplementally that the composite’s aggregate assets as of December 31, 2024 were approximately $1.3 billion. In addition, the Trust believes inclusion of the track record is appropriate because the performance reflects a strategy that has been consistently managed with the same investment process, objectives, and risk controls as the SMID Fund. Although the track record is limited, it provides valuable insight into the strategy’s implementation and performance under actual market conditions. The disclosure clearly distinguishes the composite’s performance from that of the SMID Fund to avoid any confusion or misleading impressions. Furthermore, the composite’s performance is presented alongside appropriate disclosures to ensure investors understand its context and limitations.

Statement of Additional Information

17.	In the Funds’ supplemental disclosure for how they test compliance with the Funds’ concentration policies on page 12, revise to make clear that the Funds may not ignore any disclosure indicating an underlying fund is invested in particular industries.

Response: The Trust responds supplementally by directing the Staff to the existing disclosure where it states that “a Fund will look through to the underlying holdings of any investment company that publicly publishes its underlying holdings on a daily basis. In addition, if an underlying investment company does not publish its holdings daily but has a policy to concentrate or has otherwise disclosed that it is concentrated in a particular industry or group of related industries, the Fund will consider such investment company as being invested in such industry or group of related industries.” The Trust believes this disclosure addresses the Staff’s comment and therefore respectfully declines to make revisions associated with this comment.

If you have any questions or require further information, please contact John Hadermayer at (262) 318-8236 or jhadermayer@tidalfg.com.

Sincerely,

/s/ John Hadermayer

John Hadermayer

SVP Legal Services

Tidal Investments LLC